Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)

Announcement of 2002 Interim Results

The directors of Television Broadcasts Limited (the "Company") are pleased to announce the interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002. These interim results which are unaudited and condensed, along with selected explanatory notes, have been reviewed by the audit committee of the Company.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2002

	Note	Unaudited Six months ended 30 June 2002 HK$'000	2001 HK$'000
Turnover	1	**1,385,947**	1,542,374
Cost of sales		**(741,375)**	(799,274)
Gross profit		**644,572**	743,100
Other revenues	2	**18,491**	39,845
Selling and distribution costs		**(211,950)**	(216,161)
General and administrative expenses		**(243,533)**	(262,811)
Other operating income/(expenses)		**1,843**	(4,569)
Operating profit	3	**209,423**	299,404
Finance costs		**(12,024)**	(11,516)
Share of profits less losses of			
Jointly controlled entities		**(8,852)**	(9,241)
Associated companies		**1,317**	3,039
Profit before taxation		**189,864**	281,686
Taxation	4	**(29,895)**	(56,828)
Profit after taxation		**159,969**	224,858
Minority interests		**1,897**	22,330
Profit attributable to shareholders		**161,866**	247,188
Proposed interim dividend		**87,600**	87,600
Earnings per share	5	**HK$0.37**	HK$0.56
Interim dividend per share		**HK$0.20**	HK$0.20

Notes:

1. **Segment information**

An analysis of the Group's turnover and results for the period by business segments is as follows:

Six months ended 30 June 2002

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1a)*							
External sales	759,353	216,133	87,933	262,392	60,136	-	1,385,947
Inter-segment sales	-	61,457	2,637	6,466	27,406	(97,966)	-
	759,353	277,590	90,570	268,858	87,542	(97,966)	1,385,947
Segment results *(Note 1a)*	152,120	141,612	(33,266)	(51,908)	1,816	(951)	209,423
Finance costs							(12,024)
Share of profits less losses							
Jointly controlled entities	-	-	-	(3,655)	(5,197)		(8,852)
Associated companies	-	-	-	1,317	-		1,317
Profit before taxation							189,864
Taxation							(29,895)
Profit after taxation							159,969
Minority interests							1,897
Profit attributable to shareholders							161,866

Note 1a: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	53,621	20,110	11,227		84,958
Operating losses	-	-	(29,790)	(37,771)	(7,280)		(74,841)

Six months ended 30 June 2001

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1b)*							
External sales	964,392	183,813	83,574	248,914	61,681	-	1,542,374
Inter-segment sales	1,803	56,215	2,530	5,328	23,437	(89,313)	-
	966,195	240,028	86,104	254,242	85,118	(89,313)	1,542,374
Segment results *(Note 1b)*	359,153	89,655	(56,659)	(75,029)	(15,602)	(2,114)	299,404
Finance costs							(11,516)
Share of profits less losses							
Jointly controlled entities	-	-	-	(4,212)	(5,029)		(9,241)
Associated companies	-	(105)	-	[illegible]144	-		3,039
Profit before taxation							281,686
Taxation							(56,828)
Profit after taxation							224,858
Minority interests							22,330
Profit attributable to shareholders							247,188

Note 1b: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	47,678	12,052	33,398		93,128
Operating losses	-	-	(54,797)	(41,814)	(22,277)		(118,888)

An analysis of the Group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover Six months ended 30 June 2002 HK$'000	2001 HK$'000	Operating profit/(loss) Six months ended 30 June 2002 HK$'000	2001 HK$'000
Hong Kong	**800,387**	1,007,620	**143,057**	337,652
Taiwan	**260,821**	251,157	**(769)**	(31,803)
USA and Canada	**93,361**	96,673	**21,172**	(9,519)
Australia	**20,509**	17,651	**(25,086)**	(25,229)
Europe	**40,994**	41,089	**2,607**	(3,186)
Mainland China	**33,193**	30,344	**3,139**	1,012
Malaysia and Singapore	**120,551**	80,141	**59,909**	27,579
Other countries	**16,131**	17,699	**5,394**	2,898
	1,385,947	1,542,374	**209,423**	299,404

2. **Other revenues**

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Interest income	**5,627**	29,305
Others	**12,864**	10,540
	18,491	39,845

3. **Operating profit**

Operating profit is stated after charging the following:

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Charging		
Depreciation – owned fixed assets	**83,168**	90,007
Depreciation – leased fixed assets	**132**	-
Cost of programmes, film rights and stocks	**466,717**	536,746

To: The U.S. Securities & Exchange Commission

4. Taxation

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax	**29,717**	55,401
Overseas taxation	**2,071**	2,822
Under/(over) provisions in prior periods	**46**	(3,834)
Deferred taxation	**(1,939)**	2,439
	29,895	56,828

5. Earnings per share

The calculation of earnings per share for the period is based on profit attributable to shareholders of HK$161,866,000 (2001: HK$247,188,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2002 and 2001.

INTERIM DIVIDEND

The directors are pleased to declare an Interim Dividend of HK$0.20 (2001: HK$0.20) per share for 438,000,000 issued shares.

Dividend warrants will be despatched to shareholders on 4 October 2002. The transfer books of the Company will be closed from 25 September 2002 to 27 September 2002, both dates inclusive.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

(a) Operating Results for the Period

For the six months ended 30 June 2002, the Group has achieved a turnover of HK$1,386 million representing a decrease of 10% over the same period last year. Profit attributable to shareholders amounted to HK$162 million, a 35% decrease over the same period last year. Earnings per share decreased to HK$0.37 (2001: HK$0.56).

(b) Business Review and Prospects

Terrestrial television broadcasting

TVB's ratings and audience share performance were very good during the first-half of 2002, continuing our long tradition of strong relative performance in the local free-to-air television market. The Chinese language Jade Channel's average weekday prime time audience share for the period was 83%, while the channel's audience share for the month of March hit 87%, the highest in ten years. Pearl, our English channel, achieved an average weekday prime audience share of 76% for the first-half.

However, the overall performance of our business and industry is closely correlated to the macro economy and, regrettably, as every one is well aware, Hong Kong's economic situation worsened considerably in the first-half of 2002 compared to the same period of the previous year. GDP was down substantially year-on-year, unemployment was much worse than in the first-half of 2001, and retail sales were off significantly – all indications of an economic environment calculated to test the mettle of all advertising media including television.

However, while our pretax local operating profit for the first-half was down a painful 57%, our consolidated net profits were down only 35% year-on-year, indicating the continuing growth and strength of our offshore businesses.

Looking forward to the second-half, we see several factors that support expectations for improvement. First, given the tragic events and attendant economic weakness of second-half 2001, our year-on-year comparison in the second-half of 2002 will be easier. This alone should enable us to make up some ground lost in the first-half. Second, there is a typical seasonality to our business that weights the second-half of the year heavier in sales than the first. Finally, if the underlying economy begins to recover, the normal second-half seasonality should be amplified, further improving results.

The construction of the new TV City at Tseung Kwan O has been completed. We are commencing relocation this year, and the entire move should be accomplished by mid-2003. This world-class, state-of-the-art production centre, providing us increased capacity, and cutting-edge, digital technology across the board, will further enhance and upgrade our already strong production capacity.

Our production operations in the mainland have expanded steadily in recent years and will further expand in 2002, increasing the programme inventory drawn upon by our highly profitable licensing operations and international platforms and further broadening our base of operations in the mainland.

Programme licensing & distribution

First-half results clearly indicate the ongoing strength and growth of our licensing and distribution operations. Revenues were up nearly 16% year-on-year, and profits up an impressive 58% over the same period the previous year. The major thrust of growth is coming from telecast licensing to Malaysia, Singapore, Taiwan and North America. VCD sales have been affected by the economic malaise in Hong Kong and the month-long World Cup competition, but the negative impact there has been partially offset by substantial growth in our VCD business in the mainland. We anticipate continued growth in licensing and distribution in line with recent years.

Overseas satellite pay TV operations

(a) TVB Satellite Platform (TVBSP) USA

In the USA our multi-channel direct-to-home service showed double-digit first-half growth in its subscriber base. The service has expanded to include more Mandarin language channels. A new service package has stimulated new subscriber growth as well as increased average revenue per user.

(b) TVB Australia (TVBA)

Through concerted marketing efforts in local communities, our multi-channel direct-to-home service in Australia enjoys increased visibility and popularity in the market, generating double-digit subscriber growth in the first-half. Negotiations are underway to add additional, quality channels from the mainland to enable the service to increase penetration into Australia's Mandarin-speaking community.

(c) The Chinese Channel (TCC) Europe

Like other pay TV services in Europe, TCC's business has been negatively impacted by smart card piracy. As a result, growth in the subscriber base was stagnant. With the rollout of a new version of smart card, we anticipate the piracy problem can be solved before the end of 2002, allowing for a resumption of subscriber growth.

Channel operations

(a) Taiwan

Despite the popularity and strong ratings of our TVBS channels, advertising revenue was still affected by generally bad economic conditions in Taiwan. The revenue shortfall has been partially offset by a substantial increase in channel subscription income and double-digit revenue growth from our overseas channel, TVBS-Asia. Additional cost-cutting initiatives helped us reduce by approximately 40% year-on-year losses in our channel operations in the first-half.

As we continue efforts to restructure and fine-tune our Taiwan business, we expect further second-half improvement in both advertising revenue and operating costs and expect to be profitable in Taiwan in 2002.

(b) TVB8 and Xing He

The landing of our TVB8 channel in Malaysia in January has contributed considerable growth in subscription revenue for the period. To capitalize on TVB8's and Xing He's increased penetration in the mainland, we opened advertising sales offices in Shanghai and Beijing. We expect to see positive results from these initiatives in the coming months.

Other activities

(a) Jade Animation

Jade Animation continues to perform well, achieving double-digit growth in profits in the first-half of 2002 and expanding its involvement in original animation projects. Strategically, Jade Animation has launched its multimedia product activities in Shanghai with an eye to exploiting licensing and merchandising potential in the mainland.

(b) Internet Operations (Hong Kong and Mainland China)

The first-half saw considerable growth in revenues to our Internet operations, with the greatest growth coming from a substantial increase in interactive services related to TVB's on-air programmes. Internet operations were responsible for managing the Interactive Voice Response System for all games shows, musicals, and special events broadcast by TVB. Additionally, partnerships with mobile phone operators enabled us to offer SMS-related services tied into popular TVB programmes. We have also licensed other TVB content for use on 3G mobile phone networks. As a result of these and other initiatives, our Internet operations should break even in the second-half of 2002.

In the mainland we have progressively accumulated content for the impending launch of our VOD services to subscribers of Shanghai Telecom's broadband Internet service.

(c) Magazine Publishing

The first-half has been an extremely competitive period for the magazine industry as a whole. As a result, we have had to increase on-magazine give-aways, and have given our publication a bold new look targeted at increasing its appeal with readers. Cooperative marketing activities with advertisers have also been increased. We have implemented aggressive cost control and have realized major savings in printing costs.

New business – Hong Kong Pay TV

TVB has been granted an extension until February 2003, to sell down below 50% its ownership in Galaxy Satellite Broadcasting Limited, TVB's Hong Kong pay TV business unit. Negotiations with prospective investors are ongoing and we anticipate securing the required financing within the February 2003 deadline.

Financial Review

(a) Capital structure and liquidity

Apart from a gradual building up of fixed assets – mainly on account of more capital expenditure (HK$370 million) incurred for our new TV City Project at Tseung Kwan O – resulting in a depletion of our cash balances (HK$386 million), the capital structure of the Group was unchanged during the first-half. Cash and bank balances stood at HK$287 million as at 30 June 2002, with further capital commitments over the existing cash level to be met in the remainder of the year. We have arranged with our bankers additional facilities to cover the shortfall if it cannot be met by cash generated from operations. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

The Group maintained a low gearing ratio of 11.8% as of 30 June 2002 (December 2001: 9.8%) which was measured by total debts of HK$353 million (December 2001: HK$307 million) against a shareholders' fund of HK$2,988 million (December 2001: HK$3,144 million).

- Debts increased slightly over year-end 2001 due to additional funding requirements of overseas subsidiaries.
- Debts were made up of short and long-term bank loans, notes payable and bank overdrafts taken out mainly for purchase of properties, equipment and studio facilities in Taiwan and loans totalling HK$152 million (December 2001: HK$144 million) were secured by assets of the subsidiary companies.
- All debts were subject to floating rates of interest at 1% to 2% above the prevailing basic lending rates of the banks.
- A profile of debts maturity was as follows: within one year, HK$285 million (81%); in the second year, HK$15 million (4%); in the third to fifth years, HK$29 million (8%); and after the fifth year, HK$24 million (7%).
- Debts were denominated mainly in New Taiwan Dollars (86%), British Pounds (13%), and other currencies, such as Canadian, US and Australian Dollars.
- The Group had no committed borrowing facilities during the period.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 35% to HK$840 million (December 2001: HK$1,298 million).

There was no material acquisition or disposal of subsidiaries and associated companies during the period.

The financing requirements of the Galaxy pay TV project are kept separate from the Group and will be arranged with investors to be brought in.

(b) Contingent liabilities

There were guarantees to the extent of HK$89.6 million (December 2001: HK$93.6 million) provided to bankers for banking facilities and a performance bond issued to the Government of HKSAR.

On 18 July 2002, Galaxy Satellite Broadcasting Limited (GSBL), a wholly owned subsidiary of the Company was served a court claim filed by Americom Asia-Pacific, LLC, issued in London for outstanding satellite transponder service fees in the total sum of US$1,132,235 pursuant to the GE-1A Satellite Transponder Service Agreement made between the parties in September 2000. GSBL is contesting the claim and therefore no provision has been made in the Group's accounts for the period.

(c) Exposure to fluctuations in exchange rates and related hedges

As of 30 June 2002, exchange contracts entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers amounted to HK$7 million. When translated at rates ruling at 30 June 2002, there was a small exchange loss of HK$277,000 on those exchange contracts that has not been recognized in the Group's accounts.

HUMAN RESOURCES

As at 30 June 2002, the Group employed, excluding directors and freelance workers but including contract artistes, a total of 4,996 (December 2001: 5,194) full time employees. About 25% of these were employed in overseas subsidiaries and they were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis or by a package of shows. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel are offered a monthly salary and the year-end bonus equivalent to one month's salary has been withdrawn since 1 January 2002. There was no share option scheme adopted by the Group during the period.

USE OF PROCEEDS

The Company received net proceeds of HK$603 million by a placing of 4.87% shares on 30 April 1999 and a subscription of 20,355,000 new shares on 4 May 1999. The fund had a balance of HK$280 million as at 31 December 2001. Gilt-edged bonds matured in late March 2002 were redeemed in full. All the funds have been used in full as at 30 June 2002 for capital expenditures committed for the new TV City Project.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2002, the Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2002, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of unaudited interim accounts for the six months ended 30 June 2002.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website *(www.hkex.com.hk)* and the Company's website *(www.tvb.com.hk)* in due course.

On behalf of the Board
Run Run Shaw
Executive Chairman

Hong Kong, 4 September 2002